Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated April 28, 2010, relating to the consolidated financial statements and the related financial statement schedule of Best Buy Co., Inc., and subsidiaries (“the Company”), (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of FASB ASC 810, Consolidation (formerly FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51)), and the effectiveness of the Company’s internal control over financial reporting appearing in the Annual Report on Form 10-K of the Company for the year ended February 27, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

March 4, 2011